MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2026 PREPARED AS OF MARCH 18, 2026.

NOTICE TO READER

The Management's Discussion and Analysis ("MD&A") report for Micromem Technologies Inc. for the three months ended January 31, 2026, as attached, is dated as of March 18, 2026, consistent with the date of the Independent Registered Public Accounting Firm report and with the original 52-109 CEO and CFO certification filings related thereto.

/s/ Dan Amadori	/s/ Joseph Fuda
Dan Amadori, CFO	Joseph Fuda, CEO
March 18, 2026.	March 18, 2026.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2026 PREPARED AS OF MARCH 18, 2026.

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the three months ended January 31, 2026, of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal years ending October 31, 2025 and 2024, which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company's shares are traded on the OTCQB under the symbol MMTIF and on the Canadian Securities Exchange ("CSE") under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. ("MAST") for the purpose of moving forward with the planned commercialization of its technology.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions, and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information within the meaning of applicable Canadian securities legislation ("forward looking statements"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as "believes", "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", or "intends" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken or achieved) are not statements of historical fact, but are "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions, or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing the required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis and the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements and reference should also be made to the Company's Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2026 PREPARED AS OF MARCH 18, 2026.

TABLE OF CONTENTS:

1. OVERVIEW

2. BUSINESS DEVELOPMENTS IN QUARTER ENDING JANUARY 31, 2026

3. FINANCING

4. DISCUSSION OF OPERATING RESULTS

5. RISKS AND UNCERTAINTIES

6. GOING CONCERN

7. OTHER MATTERS

8. SUBSEQUENT EVENTS

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2026 PREPARED AS OF MARCH 18, 2026.

1. OVERVIEW

University of Toronto Collaboration

Micromem recently entered into a collaboration with the University of Toronto ("UofT"), Defence Research and Development Canada ("DRDC") and the Natural Sciences and Engineering Research Council of Canada ("NSERC"). The primary objectives and goals of this collaboration ("the Project") are to develop cutting-edge technology for military and industrial applications, specifically in the field of state-of-the-art biochemical sensors ("the Technology"). This program was initiated in 2023 at the University of Toronto and has, to date, made significant strides in advancing the Technology. NSERC is providing a portion of the funding for the Project.

Management now meets regularly with UofT to monitor progress.  The research work at UofT continues on schedule.

Micromem has the exclusive worldwide license to the intellectual property and any patents created through the Project, which is expected to have application for both military and commercial use. Notable progress to date includes the development of artificial intelligence and machine learning capabilities.

Chevron

The Company has previously completed a successful interwell tracer program with Chevron, utilizing a technology application for interwell tracing in operating oil wells.  The technology was developed in conjunction with a Silicon Valley-based design and engineering group who developed the technology which is, hereinafter, referred to as ARTRA.  The Company is now discontinuing its previous efforts with respect to the ARTRA technology; we believe that the UofT technology collaboration supersedes our earlier initiatives with ARTRA.

We met most recently with Chevron personnel in September 2024 in their Houston offices.  Chevron requested a "white paper" report on tracer technologies. Micromem engaged the research team at the University of Toronto in December 2024 to prepare this white paper report and the Company thereafter has submitted this report to Chevron.

Our discussions with Chevron continue. We have now introduced Chevron to our research partners at UofT.

Romgaz

Micromem continues to pursue business opportunities in Romania.  It has been engaged in discussions with Romgaz, the state-controlled gas company in Romania for the past 2 years.  Under the Romgaz umbrella, the Company has also been pursuing discussions to complete multiple projects with Petrom, the state-controlled oil company and with Transelectrica, the major public utility and interconnection company in Romania. Our ongoing discussions are with the University of Ploiesti who conducts all of the research and development efforts for oil and gas technology applications on behalf of the national energy companies in Romania.

The Company continues to raise capital for its ongoing operations; working capital continues to be constrained.  The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").  Under IFRS, Micromem reports the complex financial instruments (convertible debentures) with quarterly remeasurement of the debentures and the related derivative liabilities.  The result of such quarterly remeasurements is that the Company reports significant non-cash expenses in each quarter which have a material impact on our financial statement presentation.  This matter is more fully addressed in the body of this MD&A report.

Our litigation with Steve Van Fleet, a former officer of the Company, was resolved in our favour in 2021. The Company has been receiving monthly payments from Mr. Van Fleet as part of the settlement agreement that was struck; these monthly payments are scheduled to continue through September, 2027.

The Company has 4 personnel managing the Company's operations including Joseph Fuda, our President & CEO and Dan Amadori, our Chief Financial Officer, both of whom are our named executives.

The Company held its Annual General Meeting of Shareholders on Monday, April 22, 2024 for the fiscal years through October 31, 2023.  At the meeting, the incumbent directors - Joseph Fuda, Alex Dey and Oliver Nepomuceno were reelected to our Board of Directors.  The Company is now scheduling its Annual General Meeting for the fiscal years ending October 31, 2024 and 2025.

2. BUSINESS DEVELOPMENTS IN 2026:

University of Toronto and Department of National Defence:

The Company entered a Research Collaboration Agreement (the "Agreement") with the University of Toronto (UofT) and Department of National Defence (DND).  The Agreement is for the project, "Development of a Nanowire Field Effect Transistor Biochemical Sensor" (the "Project") led by Professor Ruda of the UofT.  The Project is aimed at the development of sensors for dual civilian and military use with the objective of developing miniaturized (portable), low-cost, efficient, and selective sensors based on InAs nanowires that can be deployed on both aqueous and gas-based platforms for a wide variety of analytes.  Upon completion of this Project, Micromem will have the means to construct their own measurement systems for the portable uses, including civilian applications such as detection of volatile organic carbons (VOCs). The Project is being funded by the Natural Sciences and Engineering Council of Canada ("NSERC") and Micromem.

The Company reports on the progress of the UofT Collaboration Agreement at this date:

1. Gas sensing:

The Company has announced the advancement in gas detection with the release of its nanowire-based gas sensor platform, offering a disruptive solution for safety-critical and precision-controlled environments.

The platform employs a proprietary multi-nanowire sensing array capable of detecting trace-level gas concentrations with extreme sensitivity. Notably, the sensor includes an electrical bias control feature that provides tunable amplification-demonstrated at up to 6x-allowing for enhanced detection performance across various gas types and concentration ranges.  The sensor platform is fabricated using standard photolithography processes, making it both cost-effective and scalable for high-volume industrial applications.  The competitive edge of the Company's nanowire sensor, in markets where precision, compliance, and uptime are non-negotiable, is that it adapts.

This technology gives operators a new level of control and accuracy in gas detection. From leak detection to hazardous gas monitoring, this platform brings a new level of safety and reliability to industrial and environmental applications.  The key advantages this technology include:

• High Sensitivity: Demonstrated robust detection of ethanol vapor with a strong, easily measurable response, ideal for volatile organic compound (VOC) monitoring.

• Tunable Amplification: Unique ability to adjust the electrical gate bias, enabling targeted signal amplification and selectivity based on gas type.

• Versatility: Adaptable to detect multiple gases by altering surface functionalization and bias conditions-useful across oil & gas, chemical manufacturing, mining, and clean energy sectors.

• Compact and Scalable: The sensor's solid-state design allows for integration into IoT-enabled smart infrastructure and remote monitoring systems.

Micromem is now advancing with this technology, originally developed under a Department of National Defence initiative, as a commercial platform. The Company is actively seeking strategic partners in the energy, industrial, and environmental sectors to pilot and deploy this military-grade sensing solution in high-impact civilian applications.

2. Liquid-based sensing:

The Company has announced the successful development of its liquid-phase nanowire bio-chemical sensor, engineered to detect disease-associated biomarkers at ultra-low concentrations. This innovation marks a critical milestone in the pursuit of more accurate, earlier medical diagnostics.

The sensor has demonstrated limit-of-detection performance down to 1 picomolar (pM) and 20mV/decade sensitivity, enabling the identification of inflammatory and pathological biomarkers previously undetectable by conventional methods.  The sensor platform is fabricated using standard photolithography processes, making it both cost-effective and scalable for high-volume industrial applications.

The initial target analyte is TREM-1 (Triggering Receptor Expressed on Myeloid Cells 1), a key marker known to amplify inflammatory responses and closely associated with a range of diseases including atherosclerosis, cancer, colitis, and fibrosis.

This liquid-phase sensor platform originated from work developed on behalf of the Department of National Defence and is evolving into a commercial diagnostic tool.

The advantages of this technology include:

• Ultra-Low Detection Thresholds: Achieves pM-level detection, suitable for early-stage disease monitoring.

• Broad Diagnostic Utility: Customizable for other critical biomarkers involved in cancer, autoimmune disease, and systemic inflammation.

• High Signal Clarity: Nanowire-based response delivers real-time, low-noise output with a strong correlation to analyte concentration.

• Compact and Integratable: Ready for deployment in next-generation lab-on-a-chip, point-of-care, or remote diagnostic devices.

• Manufactured via conventional photolithography techniques: the platform supports efficient, low-cost production-critical for widespread adoption in clinical and point-of-care diagnostics.

Micromem is positioning its gas detection technology for integration into industrial and environmental systems through targeted partnerships and pilot initiatives.  With the platform now ready for field validation, the Company is seeking co-development and deployment opportunities with strategic industry partners.  Micromem is focused on expanding commercial readiness and welcomes pilot deployment opportunities.

Chevron:

We met most recently with Chevron in their Houston offices in September 2024.  Chevron continues to support our initiatives as we advance our project development efforts and requested a "white paper" report on the current state of tracer technology for measurement of multiple attributes in operating oil and gas wells.

In Spring, 2025, the Company submitted the white paper report to Chevron titled "Sensors for Water Contamination Monitoring in Oil Wells and Flood Zones". The report was authored by Professor Harry E. Ruda of the University of Toronto, a distinguished academic in nanotechnology and materials science. The White Paper provides an overview of the existing technologies for measuring contamination in water and the surrounding atmosphere, particularly in flood zones. It explores solutions to address wastewater contamination, ultimately aiming to promote environmental remediation as well as discussing a range of sensor technologies that enable real-time monitoring of pollutants in both water and air, highlighting their potential value for commercial and municipal water management.  Our discussions with Chevron continue.

Romgaz:

We maintain our interest in working with Romgaz and other European-based energy companies.

As previously reported, a senior team of technical advisors has been enlisted by Romgaz to assist in the execution of our go forward workplan.  This development team includes representation from the University of Oil and Gas of Ploiesti in Romania ("the University").  This team is directed by Professor Dan Ioan Gheorghui, PhD. who serves as the President of the Romanian chapter of the World Energy Council.  The team also includes Professor Alin Dinita, PhD. who serves as the Head of Development Strategies and the Faculty of Mechanical and Electrical Engineering at the University of Ploiesti and Professor Alin Dinita, PhD. who serves as Pro-Dean of the Faculty of Electrical Engineering.  Micromem maintains a dialogue with these technical advisors enlisted by Romgaz in anticipation of moving forward with our go forward work plan.

The Company has previously pursued the ARTRA units - technology that was developed by our technical partner, Entanglement Technologies.  The original intention was that this technology would be delivered to Romgaz, our client in Romania.

The technology advances that have been realized at the University of Toronto, as described above, represent current technology which we believe has eclipsed our previous efforts with the ARTRA technology.  Accordingly, the Company has decided not to further pursue the ARTRA application.  We believe that the UofT technology for gas and liquid licensing will be suitable for use by Romgaz in future.

An additional benefit of the technology opportunity with the UofT as described above is that Micromem will own the related intellectual property as it is developed.

3. FINANCING

In Q1 2026the Company received gross proceeds of $164,106 from private placements and issued 6,555,555 common shares (2025: $100,535 and issued 5,100,000 common shares).

The Company did not issue common shares relating to the conversion by debenture holders of their debentures during the quarter (2025: issued 4,600,588 common shares relating to conversion of debentures totaling $118,410).

The Company's convertible debt structure is complex with 3 broad categories of such debt: (i) $CDN denominated debt with fixed conversion prices; (ii) $US denominated debt with fixed conversion prices, and (iii) $US denominated debt with variable conversion prices.  The term of the debt in each instance is typically between 4 months and 12 months.  The Company has repaid certain convertible loans at maturity when due as requested by the debenture holder or converted the debenture into common shares at the request of the debenture holder or extended the term of the debenture through negotiations with the debenture holder - in this latter case, certain terms of the loan - interest rate and/or conversion price - have, in some instances, been adjusted as part of the extension.

Under IFRS reporting, such loans require quarterly remeasurements. The application of the remeasurement methodology is very specific. This is more fully discussed in Section 4; in summary, there are several non-cash related income and expense charges that arise from such remeasurements.  We recorded the following non-cash charges in the quarter ending January 31, 2026 and 2025 none of which impact the Company's cash flows:

For the 3 months ended January 31	2026	2025	Change
Accretion expense	$87,977	$73,880	$14,097
Loss (gain) on revaluation of warrant liabilities	(242,931)	(177,668)	(65,263)
Loss on conversion of convertible debentures	-	-	-
Loss (gain) on revaluation of derivative liabilities	(142,431)	(295,618)	153,187
Loss (gain) on extinguishment/repayment of convertible debentures	98,953	(173,717)	272,670
Net expense (income)	$(198,432)	$(573,123)	$374,691

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2026 PREPARED AS OF MARCH 18, 2026.

4.  DISCUSSION OF OPERATING RESULTS:

(a) Financial Position as at January 31, 2026:

	January 31, 2026	October 31, 2025	January 31, 2025
	($US 000)	(US $000)	($US 000)
Assets:
Cash	223	250	156
Prepaid expenses and other receivables	18	23	152
	241	273	308
Property and equipment	31	35	11
Total Assets	272	308	319

Liabilities:
Accounts payable and other liabilities	373	365	341
Current lease liability	18	17	7
Convertible debentures	4,537	4,295	3,822
Warrant liability	583	754	981
Derivative liability	378	421	1,086
	5,889	5,852	6,237
Long-term lease liability	10	14	-
Long-term loan	-	46	43
Total Liabilities	5,899	5,912	6,280

Shareholders' Deficit:
Share capital	93,629	93,467	92,002
Contributed surplus	26,738	26,086	27,079
Equity component of convertible debentures	1,076	1,898	906
Accumulated deficit	(127,070)	(127,055)	-
Total Shareholders' Deficit	(5,627)	(5,604)	(5,961)
	272	308	319

Commentary:

1.	The Company's working capital deficiency is $5,647,659 on January 31, 2026 (2025: deficiency of $5,626,729).

2.	The Company continued to secure additional financing in 2026 through convertible debentures and also through the exercise of warrants. Given the terms of the convertible debentures, the Company has measured, as appropriate, the prescribed accounting treatment for these convertible debentures and the related derivatives. These loans were typically of a short-term nature and, in many cases, renewed on multiple occasions; the related financial reporting has become progressively more complex.

The balance reported as convertible debentures at January 31, 2026, is $4,536,762 (2025: $3,822,061) and the related derivative liability balance is $377,549 (2025: $1,088,588). The Company reports accretion expense on these debentures of $87,977 (2025: $73,880), a gain on the revaluation of the underlying derivative liabilities of $142,431 (2025: gain of $295,618) and a loss on extinguishment /repayment of convertible debentures of $98,953 (2025: gain of $173,717). Management generally employs a Black Scholes valuation model although, for certain of the loan transactions contracted for, it uses a binomial measurement model.

Management acknowledges that the cost of financing to the Company is significant; interest on the convertible debentures is substantial. We reported $184,075 of interest expense on convertible debt obligations for the 3 months ended January 31, 2026 (2025: $149,710).

During the quarter ended January 31, 2026, the Company secured additional, the significant components include:

	2026	2025

Exercise of warrants	$-	$108,325
Private placements of shares for cash consideration	$164,106	$100,535
Bridge loan financing	$-	$118,410
	$164,106	$327,270

Operating Results:

The following table summarizes the Company's operating results for the quarter ended January 31, 2026 and 2025:

	Quarter Ended January 31
	2025	2025
	($000)	($000)
Administration	27	30
Professional fees and salaries	82	71
Stock-based compensation	178	-
Travel and entertainment	8	5
Depreciation of property and equipment	5	4
Foreign exchange loss (gain)	70	(128)
Accretion expense	88	74
Interest expense convertible debt	184	150
Other financing costs	7	4
Loss (gain) on revaluation of warrant liabilities	(243)	(178)
Gain (loss) on revaluation of derivatives liabilities	(142)	(295)
Loss on conversion of convertible debentures		-
Loss (gain) on extinguishment/repayment of convertible debentures	99	(174)
Net expenses (income)	363	(437)
Net comprehensive loss (income)	363	(437)
Loss (income) per share	0.00	0.00

Q1 Fiscal 2026 Compared to Q1 Fiscal 2025

a) Administration costs were $27,500 in 2026 versus $29,540 in 2025.  These costs include rent and occupancy costs; office insurance costs, investor relations, listings and filing fees and other general and administrative expenses.

b) Professional and other fees and salaries costs were $81,695 in 2026 versus $71,346 in 2025. The components of these total costs include legal and audit related expenses, 3rd party consulting fees and staff salaries and benefits.

The CFO received $12,978 of management fees in 2026 (2025: $9,283). The CEO of the Company received $20,257 of compensation in 2026 (2025: $15,615).

c) Travel and entertainment expenses were $8,388 in 2026 (2025: $4,790).

d) Stock-based compensation was $177,914 in 2026 (2025: $nil) calculated using the Black Scholes option-pricing model.

e) Interest expense was $184,075 in 2026 versus $149,710 in 2025.  This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on the convertible debenture notes.

f) Amortization expense was $4,696 in 2026 versus $3,858 in 2025.

g) Financing costs were $6,953 in 2026 versus $4,457 in 2025.  These expenses relate to costs associated with the convertible debenture financings which the Company completed.

h) The loss on foreign exchange reported in 2026 was $70,216 versus a gain of $128,030 in 2025.  This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also included the foreign exchange relating to the initiation, renewal, conversion, and repayment of convertible debentures transactions during the fiscal years.  The Canadian dollar, relative to the US dollar was $0.6876 at January 31, 2025, $0.7134 at October 31, 2025, and $0.7339 at January 31, 2026.

i) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

For the 3 months ended January 31	2026	2025	Change
Accretion expense	$87,977	$73,880	$14,097
Loss (gain) on revaluation of warrant liabilities	(242,931)	(177,668)	(65,263)
Loss on conversion of convertible debentures	-	-	-
Loss (gain) on revaluation of derivative liabilities	(142,431)	(295,618)	153,187
Loss (gain) on extinguishment/repayment of convertible debentures	98,953	(173,717)	272,670
Net expense (income)	$(198,432)	$(573,123)	$374,691

C. Unaudited Quarterly Financial Information - Summary

Three months ended (unaudited)	Revenues	Expenses	Income (loss) in period	Loss per share
	$	$	$	$
January 31, 2026	-	363,005	(363,005)	-
October 31, 2025	-	(375,890)	375,890	-
July 31, 2025	-	821,351	(821,351)	-
April 30, 2025	-	660,470	(660,470)	-
January 31, 2025	-	(437,452)	437,452	-
October 31, 2024	-	2,517,964	(2,517,964)	-
July 31, 2024	-	570,496	(570,496)	-
April 30, 2024	-	(1,446,174)	1,446,174	0.01

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at NBV	Total Assets	Shareholders' equity (deficit)
January 31, 2026	(5,647,659)	30,496	272,211	(5,626,657)
October 31, 2025	(5,578,407)	35,445	308,461	(5,603,266)
July 31, 2025	(6,253,022)	40,257	377,362	(6,277,691)
April 30, 2025	(6,199,845)	6,747	504,141	(6,239,317)
January 31, 2025	(5,928,525)	11,000	319,159	(5,960,940)
October 31, 2024	(6,693,448)	15,272	282,713	(6,722,982)
July 31, 2024	(4,532,200)	19,720	186,845	(4,540,961)
April 30, 2024	(4,426,287)	24,359	133,392	(4,432,080)

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2026 PREPARED AS OF MARCH 18, 2026.

5.  RISKS AND UNCERTAINTIES

There are a number of risks which may individually or in aggregate affect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered speculative due to the nature of the Company's activities and its current stage of development.

Stage of Development of Technology:

The Company has made strides in advancing its technology and in developing a product portfolio and in engaging customers in joint development projects. There remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers' Willingness to Purchase:

We have previously entered into joint development agreements whereby our prototype products are subjected to rigorous testing by our partners. We expect to be successful in commercializing our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Financing:

The Company has successfully raised funding each year to continue to support its development initiatives and fund the Company's corporate structure and overheads. The Company must continue to source financing in order to continue to support its business initiatives.

Competitors:

The Company is subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals was unavailable, the Company could encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. It has raised financing in both $CDN and $USD. The Company has not hedged its foreign currency exposure.  Foreign currency fluctuations present an ongoing risk to the business.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2026 PREPARED AS OF MARCH 18, 2026.

6.  GOING CONCERN

The consolidated financial statements have been prepared on a "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company's ability to continue as a going concern for a reasonable period of time in future.  In the quarter ending January 31, 2026, the Company reported a net loss and comprehensive loss of $363,005 (2025: gain of $437,452) and negative cash flow from operations of $229,527 and (2025: $219,260).  The Company's working capital deficiency as at January 31, 2026, is $5,647,659 (2025: $5,626,729).

The Company's future success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2026 and beyond; however, the ability of the Company to continue as a going concern is dependent on its ability to secure additional financing and/or to profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OR THE THREE MONTHS ENDED JANUARY 31, 2026 PREPARED AS OF MARCH 18, 2026.

7.  OTHER MATTERS

(a) Critical Accounting Policies

The accounting policies the Company believes are critical to the financial reporting process include foreign currency translation, financial instruments, convertible debentures and derivative liabilities, convertible debentures, fair value, property and equipment, impairment of long-lived assets, patents, deferred development costs, lease, stock-based compensation, and income taxes.  These critical accounting policies are set forth in Note 3 to our consolidated financial statements as of January 31, 2026.

(b) Legal  matters: lawsuit vs Steven Van Fleet

We have previously reported on the litigation matter relating to Mr. Van Fleet, the former President of MAST, which commenced in 2018.

In 2021, the court ultimately dismissed all of Mr. Van Fleet's claims, found that he was liable to Micromem and MAST on their counterclaims and ordered an inquest to determine damages. The inquest was held between June 3 - 7, 2021.

On June 16th, 2021, the court ordered that Micromem and MAST had established damages of $765,580, the full amount that had been requested. Additionally, the court awarded costs and statutory prejudgement interest from May 9, 2017. On June 29th, 2021, the court entered  a judgement ("Judgement") in favor of Micromem and MAST and against Mr. Van Fleet in the amount of $1,051,740.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021.  Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. To date, Mr. Van Fleet has complied with the terms of the Settlement.  The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement.

(c) Legal Matter

On November 1, 2023, a former employee filed a statement of claim against the Company relating to employment termination without reasonable notice. The Company filed a statement of defence and counterclaim on November 29, 2023 denying all liability to the former employee. In August 2024, management attended legal discoveries and presented the Company's position. The matter proceeded to non-binding arbitration in October 2024 which ended without reaching to an agreement. The Company considers the claim of the former employee to be largely and likely without merit and therefore, no provision has been recorded in these consolidated financial statements.

(d) Contingencies and Commitments

The Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business.  In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. There are no such accruals reflected in the Company's accounts at January 31, 2026.

The Company signed a lease extension from July 31, 2025 to July 31, 2027.  The lease stipulates a monthly base and additional rental expense of $4,231 CDN. Lease commitments are as follows - commitments less than one year of $4,231 CDN; 1 year to 5 years: $2,115 CDN.

(e) Off-Balance Sheet Arrangements

At January 31, 2026, the Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

(f) Share Capital

At January 31, 2026, the Company reports 622,645,969 common shares outstanding (2025: 584,366,086). The Company has 8,900,000 stock options outstanding with a weighted average exercise price of $0.05 per share (2025: 8,750,000 options outstanding with a weighted average exercise price of $0.06 per share).  Additionally, the Company has 42,596,886 warrants outstanding with a weighted average exercise price of $0.04 per warrant.

(f) Management and Board of Directors

At our most recent Annual Meeting of Shareholders held on April 22, 2024, Joseph Fuda, Oliver Nepomuceno, and Alex Dey were re-elected to serve on our Board of Directors. Joseph Fuda and Dan Amadori continue to serve as officers of the Company.

Our management team and directors, along with their Q1 2026 remuneration, is presented as below:

Management and Board of Directors

	Q1 2026 remuneration
Individual	Position	Cash	Options	Total
Joseph Fuda	President, Director	20,257	51,263	71,520
Oliver Nepomuceno	Director	-	9,046	9,046
Alex Dey	Director	-	9,046	9,046
Dan Amadori	CFO	12,978	51,263	64,241
Total		33,235	120,618	153,853

(g) Transactions with Related Parties

The Company reports the following related party transactions:

Key management compensation:

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including several employees, officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) is summarized as:

	2026	2025
Professional, other fees and salaries	$33,235	$71,346
Stock based compensation	120,619	-
	$153,854	$71,346

(h) Liquidity and Capital Resources

Liquidity:

We currently report negative cash flow from operations. This result will only change once we are generating sufficient revenue from either license fees, royalties or the sale of products utilizing our technology. In 2025 and subsequent to the end of the fiscal year, the Company continued to raise additional financing.

We currently have no lines of credit in place. We must continue to obtain financing from investors or from clients in support of our development projects.

We have granted to our directors, officers, and employee's options to purchase shares at prices that are at or above market price on the date of grant. At January 31, 2026 there are 8,900,000 options outstanding at a weighted average exercise price of $0.05 per share.

Capital Resources:   We have no commitments for capital expenditures as of January 31, 2026.

8.  SUBSEQUENT EVENTS

Subsequent to January 31, 2026:

(a) The Company secured two (2) convertible debentures totaling $190,000 USD with a 12 month term and conversion features which become effective six months after initiation date.

(b) The Company made payments of $26,410 USD ($36,633 CDN) and of $157,500 USD towards convertible debentures.

(c) The Company issued 3,367,812 common shares upon conversion of debentures.

(d) The Company extended convertible debentures that were within 3 months of maturity date October 31, 2025 for an additional six (6) months.